Rio Narcea Gold Mines, Ltd.

Quarterly Report to Shareholders

For the Second Quarter ended

June 30, 2006

Rio Narcea

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE SECOND QUARTER ENDED JUNE 30, 2006

(All dollar amounts in U.S. currency unless otherwise stated)

Management Discussion and Analysis

The following discussion of the operating results and financial position of the Company should be read in conjunction with the accompanying unaudited interim consolidated financial statements and related notes for the second quarter ended June 30, 2006 (refer to note 2 of the unaudited interim consolidated financial statements) and Management’s Discussion and Analysis for the year ended December 31, 2005. The date of this Management Discussion and Analysis is August 9, 2006.

Second Quarter Highlights

▪

Revenues of $53.3 million, of which $36.9 million arise from nickel operations.

▪

Net income of $5.6 million, after a derivatives loss of $20.8 million arising from project debt arrangements, of which $14.9 million was non-cash.

▪

Cash provided by operating activities of $14.8 million. Cash provided by operating activities before changes in components of working capital of $23.1 million(a).

▪

$42.5 million project financing for the construction of Tasiast finalized in June 2006.

▪

$72.2 million held in cash and cash equivalents.

▪

Production from Aguablanca of 3.6 million pounds of nickel and 3.5 million pounds of copper. Sales of 3.1 million pounds of nickel at a cash cost of $2.57 per pound(a).

▪

Construction of Tasiast project continues on time. Total projected capital expenditures for the project have been increased from $65 million to $73 million.

▪

Collective redundancy agreement reached with the local unions and mine workers with respect to the closure of the El Valle and Carlés gold operations at the end of 2006.

(a) Refer to Non-GAAP measures section.

Overview

Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or the “Company”) reported net income for the second quarter of 2006 of $5.6 million or $0.04 per share compared to a net loss of $5.4 million and $0.03 per share in the same period of 2005. These results include a derivatives loss of $20.8 million and $2.3 million, respectively (of which $14.9 million and $1.1 million, respectively, are non-cash), mainly as a result of the effect of the higher copper prices on the fair value of the copper forwards entered into by the Company as a requirement for the project financing of the Aguablanca project and whose final maturity is in September 2008.  Revenues from gold operations were $16.4 million for the second quarter of 2006 (of which $3.3 million were sales from Nalunaq ore) compared to $15.0 million ($6.2 million of sales from Nalunaq ore) in the same period last year. Revenues from nickel operations amounted to $36.9 million for the second quarter of 2006 ($17.2 in the same period of 2005). Operating cash flow provided by nickel operations of $13.7 million in the second quarter of 2006 contributed to positive operating cash flow of $14.8 million for the quarter, compared to $1.8 million in the same period of the prior year. Operating cash flow before changes in components of working capital (refer to Non-GAAP measures section) amounted to $23.1 million in the second quarter of 2006, compared to $0.8 million in the same period of 2005.

For the six months ended June 30, 2006, net income amounted to $8.5 million or $0.05 per share, compared to a net loss of $20.7 million or $0.13 per share in the same period of 2005. These results include a derivatives loss of $30.5 million and $7.7 million, respectively, of which $21.3 million and $5.5 million, respectively, were non-cash. Revenues were $100.7 million for the six months ended June 30, 2006 compared to $41.3 million for the first half of 2005; while operating cash flow was positive $16.6 million during the first half of 2006 compared to negative $8.8 million in the corresponding period in 2005. The positive operating cash flow during the first half of 2006 was mainly attributable to the increase in nickel sales and to mining the lowest cost areas at the El Valle and Carlés gold mines. Operating cash flow before changes in components of working capital (refer to Non-GAAP measures section) amounted to $35.2 million in the first half of 2006, compared to ($2.8) million in the same period of 2005.

Selected Quarterly Information

($000 except where stated)

	Three Months Ended June 30, (a)		Six Months Ended June 30, (a)
	2006	2005	2006	2005
Revenues	53,288	32,269	100,689	41,300
Net income (loss)	5,623	(5,379)	8,529	(20,708)
Net income (loss) per share – basic	0.04	(0.03)	0.05	(0.13)
Net income (loss) per share – diluted	0.03	(0.03)	0.05	(0.13)
Cash flow provided by (used in) operating activities	14,754	1,773	16,586	(8,818)

(a) Includes the effect on sales and net income (loss) of the treatment of Nalunaq ore (refer to “Milling Agreement” section below).

	June 30, 2006	December 31, 2005
Cash and cash equivalents	72,203	53,624
Total assets	317,319	249,217
Long-term debt	54,958	15,982
Dividends declared per share	-	-

Refer Results of operations – Consolidated section below for discussion of causes of period to period variations.

Summary of Quarterly Results

($000 except where stated)

	2006 (a)		2005 (a)				2004 (a)
	2Q	1Q	4Q	3Q	2Q	1Q	4Q (b)	3Q
Revenues	53,288	47,401	34,131	30,070	32,269	9,030	16,026	19,349
Net income (loss)	5,623	2,906	(12,369)	(9,048)	(5,379)	(15,329)	(31,366)	(6,379)
Net income (loss) per share – basic	0.04	0.02	(0.08)	(0.06)	(0.03)	(0.10)	(0.21)	(0.05)
Net income (loss) per share – diluted	0.03	0.02	(0.08)	(0.06)	(0.03)	(0.10)	(0.21)	(0.05)
Cash flow provided by (used in) operating activities	14,754	1,832	11,528	6,255	1,773	(10,591)	(3,354)	4,610

(a) Includes the effect on sales and net income (loss) of the treatment of Nalunaq ore.

(b) Includes a write-down of $28.4 million.

The Company commenced production at its Aguablanca nickel mine in early 2005. As a result, revenues increased significantly from the second quarter of 2005 onward.

Review of Mining Operations – Nickel

Aguablanca Nickel Operations

The Company produced 3.6 million pounds of nickel and 3.5 million pounds of copper during the second quarter of 2006, from processing 359,681 tonnes of ore. Head grades during the quarter were 0.61% and 0.49% for nickel and copper, respectively.  Recoveries amounted to 73.2% and 91.2%, respectively. The lower nickel recovery during the second quarter of 2006 was primarily a function of lower nickel head grades. Copper recoveries quarter-on-quarter were slightly improved at 91.2%.

Throughput improved 14% during the second quarter of 2006 compared to the first quarter of 2006 (31% compared to the fourth quarter of 2005). Nickel head grade dropped from 0.68% in the first quarter of 2006 (and an average of 0.76% during year 2005) to 0.61% during the second quarter of 2006 as a result of mining a lower grade section of the open pit.

Operating Results

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Ore milled (tonnes)	359,681	285,224	674,411	464,669
Nickel head grade (%)	0.61	0.64	0.64	0.66
Copper head grade (%)	0.49	0.49	0.51	0.52
Nickel recovery (%)	73.2	63.7	74.3	61.6
Copper recovery (%)	91.2	92.3	91.1	88.3
Nickel production (000 lb)	3,558	2,563	7,099	4,124
Copper production (000 lb)	3,515	2,843	6,927	4,606
Cash cost ($/lb) (a)	2.57	4.05	2.73	4.03

(a) Includes smelting, refining and transportation expenses and is net of by-products. Refer to Non-GAAP measures section.

Since January 1, 2006, the plant has been treating an average of 187 tonnes per hour (“tph”).  This corresponds to a throughput of approximately 1.3 million tonnes per annum with plant availability of 83%. However, plant availability improved from 81% in the first quarter of 2006 to 85% in the second quarter of 2006 and is expected to continue improving during the third quarter of this year. During June 2006, the mill rate averaged 210 tph. This improved mill rate is due to the installation of a new conveyor system that enables crushed pebbles to bypass the SAG mill and feed directly into the ball mill. Further increases in throughput up to 235 tph (equivalent to 1.8 million tons per annum) should be achievable during the year, once the new secondary crusher, which started commissioning in July 2006, is fully operational.

Grades of nickel and copper in the bulk concentrate during the second quarter of 2006 were 6.6% nickel and 6.5% copper, compared to 7.2% nickel and 6.8% copper during the first quarter of 2006 (6.6% nickel and 5.2% copper during the fourth quarter of 2005). The reasons for this temporary decline in concentrate grade were lower head grades and the back end of the plant (piping and pumping) being upgraded for the 235 tph expansion.

Mine production performed well during the quarter, with mining rates conforming to plant production.

Acquisition of Royalty (Subsequent Event)

On July 5, 2001, the Company acquired from Atlantic Copper, S.A. (“AC”) participation rights in a consortium with the Spanish state.  The consortium is the holder of 100% of certain mineral rights located in various areas of southern Spain, which included the Aguablanca mine property.  The original acquisition price payable to AC for these participation rights included a production royalty in respect of the mineral rights held by the consortium. In terms of the acquisition agreement with AC, the Company had the option to pay a lump sum of US$6 million to AC in exchange for all future royalty payments. This option was exercised on August 2, 2006.

The royalty payable to AC was applicable to Aguablanca mine production from August 2006 onward and comprised variable payments dependent on combined nickel and copper prices.  For example, for prices of nickel and copper of US$3.7/lb. and US$1.2/lb. or above, respectively, the undiscounted life-of-mine payments to AC would have amounted to approximately US$25 million (approximately US$20 million discounted at 5%).

A royalty amounting to 1% of the net smelter return (“NSR”) was also applicable to production from any other future project within the various mineral rights areas held by the consortium. This 1% NSR obligation has now also ceased as a result of the Company exercising its option with AC.

Review of Mining Operations – Gold

El Valle and Carlés Gold Operations

During the second quarter of 2006, the Company’s own underground gold operations produced 16,183 ounces of gold as compared with 13,459 ounces of gold in the same period of 2005. Sales from own gold operations amounted to $13.2 million in the second quarter of 2006, while Cost of sales for those operations were only $8.1 million ($8.8 million and $7.2 million, respectively, in the same period of 2005). The El Valle plant processed 135,289 tonnes of the Company’s own ore at an average gold grade of 4.1 g/t, compared with 84,476 tonnes with an average grade of 5.2 g/t gold in the prior year period. Recoveries averaged 91.4% in the second quarter of 2006 compared to 95.7% a year earlier. In addition, the plant had processed 48,213 tonnes of Nalunaq ore during the second quarter of 2005 (36% of plant capacity); no Nalunaq ore has been treated during the same period of 2006.

During the first half of 2006, the Company’s own underground gold operations produced 29,650 ounces of gold as compared with 36,894 ounces of gold in the same period of 2005. Sales from own gold operations amounted to $20.3 million in the first half of 2006, while Cost of sales for those operations were only $16.1 million ($17.9 million and $16.8 million, respectively, in the same period of 2005). The El Valle plant processed 222,643 tonnes of the Company’s own ore at an average gold grade of 4.5 g/t, compared with 229,593 tonnes with an average grade of 5.4 g/t gold in the prior year period. Recoveries averaged 91.8% in the first half of 2006 compared to 93.2% a year earlier. In addition, the plant processed 33,993 tonnes of Nalunaq ore during the first half of 2006 (13% of plant capacity), compared to 48,213 tonnes treated in the same period of 2005 (17% of plant capacity).

In February 2006, after a thorough performance review of the El Valle and Carlés operations, the Company took the decision to close these operations. As a result, the cessation of production and the closure of both the El Valle and Carlés mines will take place no later than the end of 2006. As a result of this decision, remaining mining is being concentrated in already developed areas with better rock conditions and higher grades. There will be no further investment in underground development. On June 22, 2006, the Company reached a collective redundancy agreement with the local unions and mine workers with respect to the closure of the El Valle and Carlés gold operations. Subsequently, on July 5, 2006, that agreement received the approval of the Spanish labour authorities, a requirement when redundancy affects more than 10% of the workforce. As a result of this agreement, the closure costs are now estimated at $4,695,500 as at June 30, 2006 (refer to Note 7 of the unaudited interim consolidated financial statements).

In reaching this decision, the Company was significantly influenced by the decision of the Regional Authorities of Asturias, not to approve the “change of land use” required to develop the Salave gold project located some 70 kilometres west of the El Valle. The Company has commenced legal proceedings in the Spanish courts seeking reversal of the decision and/or monetary compensation (refer to Review of Development and Feasibility Stage Gold Projects – Salave Gold Project section below). The concentrates that were planned to be produced from Salave were expected to be processed at the El Valle plant, with improved economics for both projects.

On March 9, 2006, the Company gave notice to Nalunaq that the existing milling agreement will terminate on September 30, 2006. The Company expects that two additional shipments of Nalunaq ore will be processed by the end of the third quarter of 2006.

Summary of El Valle and Carlés Gold Operations

	Three Months Ended June 30,
	2006 (a)	2005
	Rio Narcea’s operations	Rio Narcea’s operations	Nalunaq ore	Total
Tonnes of ore milled	135,289	84,476	48,213	132,689
Grade (g/t)	4.1	5.2	15.3	8.8
Recovery (%)	91.4	95.7	96.6	96.2
Gold production (oz)	16,183	13,459	22,840	36,299

(a) There was no processing of Nalunaq ore in the second quarter of 2006.

	Six Months Ended June 30, (a)
	2006			2005
	Rio Narcea’s operations	Nalunaq ore	Total	Rio Narcea’s operations	Nalunaq ore	Total
Tonnes of ore milled	222,643	33,993	256,636	229,593	48,213	277,806
Grade (g/t)	4.5	21.7	6.8	5.4	15.3	7.1
Recovery (%)	91.8	96.2	93.7	93.2	96.6	94.5
Gold production (oz)	29,650	22,798	52,448	36,894	22,840	59,734

(a) There was no processing of Nalunaq ore in the second quarter of 2006 and in the first quarter of 2005.

El Valle Gold Mine

The Boinás zone within the El Valle operation produced 29,500 tonnes of underground ore grading 3.2 g/t gold and 0.8% copper during the second quarter of 2006 (50,900 tonnes grading 2.7 g/t gold and 0.9% copper during the same period of 2005).

Ore mined during the six month period ended June 30, 2006 was 69,000 tonnes grading 3.5 g/t gold and 1.1% copper (82,000 tonnes grading 2.7 g/t gold and 0.9% copper during the same period of 2005).

Mining at Boinás is concentrated in the open stope area, where all development is in place. Mining in the cut and fill area has been discontinued, since it was clearly uneconomic.

Carlés Gold Mine

At the Carlés mine, 45,000 tonnes of underground ore grading 4.4 g/t gold and 0.8% copper were mined from the Carlés deposit during the second quarter of 2006 (48,300 tonnes grading 4.9 g/t gold and 0.8% copper during the same period of 2005).

Ore mined during the six month period ended June 30, 2006 was 81,500 tonnes grading 4.1 g/t gold and 0.7% copper (81,500 tonnes grading 5.1 g/t gold and 0.8% copper during the same period of 2005).

Review of Development and Feasibility Stage Gold Projects

Tasiast Gold Project

The Company announced, in August 2005, its decision to proceed with the construction of the Tasiast project and, in November 2005, construction commenced. A Lump-Sum Turn-Key contract was finalized in January 2006 with Senet for the construction of the plant and the camp and related facilities.

Construction of the project continues to be on time and it is expected to be completed during the first half of 2007, with first gold production thereafter. Highlights of the construction progress are provided in the following list:

▪

Senet (end of June):

o

All engineering has been completed.

o

All orders have been procured with the exception of some plant piping.

o

Civils and construction of camp and plant are 71% and 58% complete, respectively.

▪

Other:

o

As of early August, access road is almost completed.

o

Lay down of 62 kilometres water pipeline completed, with pumping to commence in August.

o

Initial tailings facility work commenced.

o

Power plant expected to be installed and operational in December.

o

Mining contractor confirmed.

Total budget for construction of the project, including working capital and owner’s costs, has been revised to $73 million, from $65 million that had been previously estimated. The increase has occurred in the following areas: power plant, including the temporary power camp ($1.3 million), tailings facility ($2.9 million), project camp ($1.9 million), additional geotechnical and condemnation drilling ($1.0 million) and project management costs. As at June 30, 2006, $34 million has been already spent.

Remaining project expenditures will be financed by a combination of project debt and the Company’s existing cash. On June 29, 2006, the Company concluded a project debt agreement with Macquarie Bank Ltd. (“Macquarie”) to finance the construction of the Tasiast project. Under this agreement, the Company has a term loan of $42.5 million that was fully drawn down on June 30, 2006 (refer to Note 6 of the unaudited interim consolidated financial statements).

Salave Gold Project

In August 2005, the regional Government of Asturias rejected the application for “change of land use” required to develop the project. The Company has commenced legal proceedings in the Spanish courts seeking reversal of the decision and/or monetary compensation. In the event that the decision of the Government of Asturias is maintained, the independent legal advisors of the Company believe that Rio Narcea should succeed in obtaining significant monetary compensation. However, the outcome and timing of any legal action are presently uncertain.

Review of Exploration Projects

The Company has active exploration projects on both the Iberian Peninsula and in Mauritania.  The following is a brief update of each project.

Ossa Morena (Spain and Portugal)

Regional exploration focused on the evaluation of nickel and gold stream sediment anomalies obtained from a geochemical survey.  In addition, continued evaluation of the Guijarro-Chocolatero gold project has outlined new targets.  Guijarro-Chocolatero is one of several gold targets along the Bodonal-Cala gold belt where the Company has been evaluating the potential for large iron-copper-gold systems. Drill testing of new targets is planned for the third quarter.

The Company is also discussing potential agreements for further exploration on previously identified nickel targets within the Ossa Morena zone, with a number of companies.

Mauritania

A preliminary review of the exploration database on the Company’s extensive 16,000 square kilometre land position in Mauritania has indicated that the three blocks of mineral rights currently held by Rio Narcea have geological potential to host nickel as well as gold mineralization.

On one of the licence blocks, the airborne geophysical data has delineated several coincident magnetic highs and radiometric lows which could be directly related to mafic/ultramafic bodies.  One of the best anomalies measures 4 kilometres long by 2 kilometres wide.

The Company is planning to commence active exploration on its Mauritanian land holdings in the latter half of 2006.

Corcoesto (Galicia, Spain)

In March 2005, the Company entered into a Joint Venture agreement with Kinbauri Gold Corporation (“Kinbauri”) under which Kinbauri can earn up to a 65% interest in the project by expending €4.0 million ($5.1 million) over five years.  In 2005 Kinbauri conducted 2,245 metres of core drilling in 12 holes.  The second phase of the exploration program began in late January comprising additional soil geochemistry, trenching and core drilling of seven additional holes. Results of these initial drill holes have been reported by Kinbauri.  An updated 43-101 compliant resource determination is currently being completed by Kinbauri, which plans to resume drilling in late August.

El Valle (Spain)

The only gold exploration carried out by the Company at or near the El Valle mine was in “Area 107”, located close to the existing underground operations.  Drilling here encountered a number of high grade gold intersections; however drilling has been suspended owing to the planned closure of the operation.  The mineralization remains open at depth and along strike.

The Company is evaluating options to advance exploration in this area.

Exploration Agreements

The Company has other agreements for exploration on its properties with C2C Inc. (for gold in Portugal) and Ventura Gold Corp. (for gold in the Navelgas belt, Asturias, Spain). The exploration results arising from these agreements are reported by each partner.

Results of Operations

Consolidated

Rio Narcea reported net income of $5.6 million ($0.04 per share) for the second quarter of 2006 compared to net loss of $5.4 million ($0.03 per share) during the same period last year. The company generated a net income of $8.5 million ($0.05 per share) for the six month period ended June 30, 2006, compared to a net loss of $20.7 million ($0.13 per share) in the same period of 2005. A detailed discussion by segment of the main factors that have affected results of operations is as follows:

Nickel operations

Nickel operations produced a net income of $5.6 million in the second quarter of 2006 compared to a loss of $0.2 million in the same period of 2005. Net income for this period of 2006 included a derivatives loss of $20.2 million, related to the copper derivative financial instruments entered into as a requirement for the Aguablanca project debt. The copper price increased from $2.08 per pound as at December 31, 2005 to $2.48 per pound as at March 31, 2006, and to $3.37 per pound as at June 30, 2006, resulting in a decrease in the fair value of the derivatives. Net income from nickel operations increased to $11.6 million for the six month period ended June 30, 2006, from a loss $8.9 million in the same period of 2005; however, since sales started in the second quarter of 2005, these results are not comparable. Copper derivatives loss amounted to $29.4 million for the six month period ended June 30, 2006.

Sales – Nickel operations – During the second quarter of 2006, the Company generated revenues of $36.9 million compared to $17.2 million in the same period of 2005.

The existing agreement with Glencore A.G. (“Glencore”) provides that final commodity prices are generally calculated as the average market prices of the month of arrival of concentrate at the smelter in China.  However, sales are recognized when title passes to Glencore, which occurs when concentrate has been loaded onto the ship at Huelva (Spain) port. As such, sales are initially recorded using the provisional prices ruling when concentrate is shipped, and adjusted as at each period-end (until final pricing in set) using the forward prices for the estimated month of arrival at the smelter. As at June 30, 2006, there were sales of 3.1 million pounds of nickel and 3.1 million pounds of copper whose price had not been finally determined and for which the nickel and copper forward prices were used.

The average realized nickel price was $7.71 and $6.87 per pound sold, respectively, in the three and six month periods ended June 30, 2006. The average three-months nickel price during the same periods was $8.90 and $7.81 per pound, respectively.

	Three Months Ended June 30, 2006		Six Months Ended June 30, 2006
	$000	$/lb	$000	$/lb

Nickel sold during the period (b)	23,719	7.71	47,939	6.87
Effect on sales of period- end adjustments and final pricing (c)	13,059	4.25	17,809	2.56
Nickel sales (a)	36,778	11.96	65,748	9.43

Average three-months market price		8.90		7.81

Sales of nickel (lb 000)		3,075		6,973

(a)

Refer to note 13 of the unaudited interim consolidated financial statements.

(b)

Calculated at the nickel prices ruling when concentrate is shipped.

(c)

Effect of period-end adjustments and final pricing.

The average realized copper price was $2.68 and $2.28 per pound sold, respectively, in the three and six month periods ended June 30, 2006. The average three-months copper price during the same periods was $3.24 and $2.71 per pound, respectively.

	Three Months Ended June 30, 2006		Six Months Ended June 30, 2006
	$000	$/lb	$000	$/lb

Copper sold during the period (a)	8,241	2.68	15,229	2.28
Effect on sales of period- end adjustments and final pricing (b)	5,202	1.69	6,386	0.96
Copper sales	13,443	4.37	21,615	3.24

Average three-months market price		3.24		2.71

Sales of copper (lb 000)		3,075		6,665

 (a)

Calculated at the copper prices ruling when concentrate is shipped.

(b)

Effect of period-end adjustments and final pricing.

Cost of sales – Nickel operations – Cost of sales of nickel operations (refer to note 14 of the unaudited consolidated financial statements) amounted to $8.1 million in the second quarter of 2006 and $17.5 million in the six month period ended June 30, 2006.  This compares to $10.5 million and $10.5 million, respectively, in the same periods of 2005.

Cash costs per pound (refer to Non-GAAP Measures section) amounted to $2.57 and $2.73 per pound sold, respectively, in the three and six month periods ended June 30, 2006.  This compares to $4.05 and $4.03 per pound sold, respectively, in the same periods of 2005.

Cash costs include charges for mining ore and waste associated with current period production, processing ore through milling facilities, and by-product credits and other cash costs. Rio Narcea’s nickel operations produce copper, platinum, palladium and cobalt as by-products. Proceeds from the sale of by-products are reflected as credits to cash costs. All of these charges and by-product credits are included in expenses for purposes of determining cash costs. Disclosure of cash costs per ounce is intended to provide investors with information about the cash generating capacity of the Company’s mining operations (refer to Non-GAAP Measures section).

Depreciation and amortization expenses – Depreciation and amortization expenses for the nickel operations increased to $2.0 million in the second quarter of 2006 from $1.4 million in the same period of 2005. These expenses amounted to $3.9 million in the six month period ended June, 30, 2006, compared to $2.3 million in the same period of 2005. The increase is due to the higher nickel production, since most of the assets are depreciated and amortized on a unit-of-production basis.

Exploration costs – Exploration costs related to nickel projects were $0.4 million in the second quarter of 2006 compared to $0.8 million in the same period of 2005. Exploration expenses were $1.0 million in the six month period ended June, 30, 2006, compared to $1.6 million in the same period of 2005.

Derivatives loss – The Company incurred a loss of $20.2 million in the second quarter of 2006 and a loss of $29.4 million for the six month period ended June, 30, 2006.  This loss resulted from the copper derivative financial instruments entered into by the Company as a requirement for the project finance of the Aguablanca project, due to higher copper market prices ($3.37 per pound as at June 30, 2006, $2.48 per pound as at March 31, 2006 and $2.08 per pound as at December 31, 2005). The loss of $20.2 million recorded in the second quarter of 2006 included a cash loss of $5.9 million incurred on settlement of the derivatives that matured during the period and a non-cash loss of $14.3 million due to the mark-to-market of the derivative financial instruments. Also, the loss of $29.4 million recorded in the six month period ended June 30, 2006 included a cash loss of $9.2 million incurred on settlement of the derivatives that matured during the period and a non-cash loss of $20.2 million due to the mark-to-market of the derivative financial instruments.

Gold operations

Gold operations generated net income of $0.2 million in the second quarter of 2006 compared to a loss of $0.7 million in the same period of 2005. Net income was $3.0 million for the six month period ended June 30, 2006, compared to a loss of $3.9 million in the same period of 2005.

Sales – The Company’s revenues from its own gold operations in the second quarter of 2006 increased to $13.2 million from $8.8 million in the same period of 2005, and to $20.3 million from $17.9 million for the six month period ended June 30, 2006, respectively. The increase was due to the higher gold prices despite the lower production from its own operations as a result of lower plant throughput and head grades (refer to section Review of Mining Operations – Gold – El Valle and Carlés Gold Operations).

In addition, revenues from sales of gold produced under the Nalunaq agreement decreased to $3.3 million in the second quarter of 2006 from $6.2 million in the same period of 2005. Sales of Nalunaq ore increased to $16.4 million for the six month period ended June 30, 2006, from $6.2 million in the same period of 2005.

Cost of sales – Gold operations – Cost of sales from the Company’s own operations increased to $8.1 million in the second quarter of 2006 from $7.2 million in the same period of 2005  This increase in cost was lower than the increase in sales from the Company’s own gold operations. Also, cost of sales was reduced to $16.1 million for the six month period ended June 30, 2006, from $16.8 million in the same period of 2005.

Mine costs amounted to $7.0 million in the second quarter of 2006, compared to $3.6 million in the same period of 2005. Mine costs were $12.6 million for the six month period ended June 30, 2006, compared to $10.4 million in the same period of 2005. Plant expenses amounted to $2.9 million in the second quarter of 2006 (no Nalunaq ore was treated during this period) compared to $3.6 million (including treatment cost of Nalunaq ore of $1.2 million) in the same period of 2005, resulting in plant expenses decreasing, from $27.00 per tonne in the first quarter of 2005 to $21.80 per tonne in the first quarter of 2006. Plant expenses, including treatment of Nalunaq ore, decreased to $5.8 million for the six month period ended June 30, 2006, from $7.2 million in the same period of 2005.

Cost of sales – Gold operations – Nalunaq (refer to note 14 of the unaudited interim consolidated financial statements) – Cost of sales under the agreement with Nalunaq amounted to $4.1 million in the second quarter of 2006, compared to $5.9 million in the same period of 2005. Cost of sales of Nalunaq’s ore was increased to $16.5 million for the six month period ended June 30, 2006, from $5.9 million in the same period of 2005. These costs basically comprise the acquisition cost of the ore, which is calculated as the market value of the gold contained in the ore, net of milling and efficiency fees, and related expenses (mainly import duties and inland transport), variable processing costs and an allocation of fixed processing costs.

Depreciation and amortization expenses – Depreciation and amortization expenses for the gold operations increased to $1.1 million in the second quarter of 2006 from $0.3 million in the same period of 2005. Depreciation and amortization expenses amounted to $2.1 million for the six month period ended June 30, 2006, compared to $0.5 million in the same period of 2005. The reason for these variations is the low level of reserves at El Valle and Carlés gold operations, which are currently the only operating gold projects of the Company.

Exploration costs – Exploration costs related to gold projects amounted to $0.5 million in the second quarter of 2006, compared to the $0.8 million incurred in the same period of 2005. Exploration costs decreased to $1.3 million for the six month period ended June 30, 2006, compared to $2.0 million in the same period of 2005.

Accrual for closure of El Valle and Carlés – In the second quarter of 2006, the Company recorded an additional accrual of $0.7 million in relation to the decision to close the El Valle and Carlés gold operations during 2006. The accrual amounted $0.9 million for the six month period ended June 30, 2006 (refer to Note 7 of the unaudited interim consolidated financial statements).

Derivatives loss – The Company incurred a loss of $1.1 million for the six month period ended June 30, 2006, and $0.6 million for the second quarter of 2006 in relation to gold derivative financial instruments entered into by the Company as a requirement for the project finance of the El Valle project, due to the higher gold market price, which was $513 per ounce as at December 31, 2005, $582 as at March 31, 2006 and $614 as at June 30, 2006. As at June 30, 2006, the gold derivatives of the Company (excluding offset transactions) included puts of 48,190 ounces and forwards sales of 7,751 ounces (refer to note 11 of the unaudited interim consolidated financial statements).

Corporate operations

Corporate operations incurred a net loss of $0.1 million in the second quarter of 2006 compared to a loss of $4.5 million in the same period of 2005. The net loss amounted to $0.1 million in the six month period ended June, 30, 2006, compared to $7.9 million in the same period of 2005. The main factor contributing to the decrease in losses was the foreign currency exchange gain of $1.3 million incurred in the six month period ended June 30, 2006 (loss of $5.6 million in the same period of 2005), resulting from the parent company holding cash and cash equivalents in Euros that mitigated the general administrative and corporate expenses.

Administrative and corporate expenses – Administrative and corporate expenses decreased to $1.1 million in the second quarter of 2006 from $1.3 million in the same period of 2005. These  expenses amounted to $1.8 million in the six month period ended June, 30, 2006, compared to $2.4 million in the same period of 2005.

Refer to note 12 of the unaudited interim consolidated financial statements for a detail of the Company’s consolidated statements of operations by segment.

Capital Resources and Liquidity

Consolidated

Cash and cash equivalents increased by $37.5 million in the second quarter of 2006 up to $72.2 million as at June 30. Operating cash flows were $14.8 million in the second quarter of 2006 ($1.8 million in the same period of 2005). Also, during the second quarter of 2006, the Company used net $16.1 million in investing activities, including $18.1 million related to the construction of the Tasiast gold project and $2.4 million provided by the sale of traded securities. In addition, during the second quarter of 2006, cash flow provided by financing activities amounted to net $37.8 million, including the draw down of $42.5 million under the new project debt granted by Macquarie to finance the construction of the Tasiast project.

Operating cash flows were $16.6 million in the first half of 2006 (negative $8.8 million in the same period of 2005). Investing expenditures in the period totalled net $31.5 million, including $29.5 million related to the construction of the Tasiast gold project and $2.4 million provided by the sale of traded securities. In addition, during the six month period ended June 30, 2006, cash flow provided by financing activities amounted to net $31.7 million, including the draw down of $42.5 million under the new project debt granted by Macquarie to finance the construction of the Tasiast project.

Operating activities –

In the three month period ended June 30, 2006, cash provided by operating activities amounted to $14.8 million compared to $1.8 million in the same period of 2005. In 2006, nickel operations were the key contributor to positive operating cash flows ($13.7 million), with gold operations providing an additional $2.6 million and corporate operations using $1.6 million.

In the six month period ended June 30, 2006, cash provided by operating activities amounted to $16.6 million compared to negative $8.8 million in the same period of 2005. In 2006, nickel operations provided operating cash flows of $20.0 million, with gold operations using $1.7 million and corporate operations using $1.8 million.

Investing activities –

Investing activities depleted $16.1 million in the second quarter of 2006 compared to generating proceeds of $3.4 million in the same period of 2005.  This was attributable in 2006 to capital expenditures totalling $18.8 million compared with only $4.0 million in 2005.  In addition $2.4 million was realized in relation to the disposal of traded securities in 2006 versus nil in 2005 and $0.3 million related to other activities in 2006 versus $0.1 million in 2005.  Finally, no grants were received in 2006, as opposed to $7.3 million received in 2005.

Capital expenditures in the second quarter of 2006 included $18.1 million for the construction of Tasiast project and $0.7 million for the Aguablanca project.

Investing activities used $31.5 million in the first half of 2006 compared to $3.6 million in the same period of 2005. Investing activities in 2006 included $34.6 million of capital expenditures compared to $11.5 million in 2005.  Also included were grants received of ($0.2) million compared to ($7.3 million) in 2005; ($2.4 million) from the disposal of traded securities at a profit of $1.3 million (nil in 2005) and ($0.5 million) related to other activities compared to ($0.6 million) in 2005.

Capital expenditures in the first half of 2006 included $29.5 million for the construction of Tasiast project, $3.7 million for the Aguablanca project, $0.1 million for the El Valle and Carlés projects and $1.3 million incurred in other projects.

Financing activities –

Proceeds from bank loans and other long-term liabilities totalled $44.0 million in the second quarter of 2006 (2005 – $0.7 million). Debt repayments amounted to $5.5 million in the three month period ended June 30, 2006 ($2.0 million in the same period of 2005).

Proceeds from bank loans in the second quarter 2006 included $42.5 million granted by Macquarie to finance the construction of the Tasiast gold project and $1.5 million granted by Barclays Bank to finance VAT. The Company paid fees and expenses of $1.1 million in respect of the Macquarie loan.

In the second quarter of 2006, repayments include $4.6 million repaid to Barclays Bank in respect of the financing for the acquisition of Nalunaq ore collected in March 2006. The balance, $0.9 million, corresponds to other loans.

The amount of proceeds from bank loans and other long-term liabilities in the six month period ended June 30, 2006 was $49.7 million compared to $2.6 million in 2005. Debt repayments amounted to $18.2 million in the first half of 2006 ($2.3 million in the same period of 2005).

Proceeds from bank loans in the six months period ended June 30, 2006 included $42.5 million granted by Macquarie to finance the construction of the Tasiast gold project, $4.6 million granted by Barclays Bank to finance the acquisition of Nalunaq ore (which was repaid in April 2006), $2.5 million granted by Barclays Bank to finance VAT and $0.1 million that corresponded to other loans.

In the six month period ended June 30, 2006, repayments include $6.0 million repaid to Investec and Macquarie in respect of the Aguablanca project finance, $1.8 million repaid to Deutsche Bank and $9.0 million repaid to Barclays Bank in respect of the financing for the acquisition of Nalunaq ore collected in December 2005 and March 2006. The balance of $1.2 million corresponds to other loans.

Nickel operations

Operating activities –

Operating cash flow from nickel operations amounted to $13.7 million in the second quarter of 2006 and $20.0 million in the first half of 2006 compared to a $5.9 million and negative $1.2 in the same periods of 2005. Sales of nickel concentrate from Aguablanca mine started in the second quarter of 2005.

Operating cash flow of $13.7 million in the second quarter of 2006 included $14.2 million provided by the Aguablanca nickel project and $0.5 million used on nickel exploration in the Ossa Morena region.

Operating cash flow of $20.0 million for the six month period ended June 30, 2006 included $21.0 million provided by the Aguablanca nickel project and $1.0 million used on nickel exploration in the Ossa Morena.

Investing activities –

Investing activities used $0.3 million in the three month period ended June 30, 2006 (net proceeds of $5.2 million in the same period of 2005) and $3.1 million in the six month period ended June 30, 2006 (net proceeds of $1.4 million in the same period of 2005). Proceeds in 2005 were related to the collection of a portion of the Aguablanca subsidy.

Capital expenditures on mineral properties amounted to $0.7 in the second quarter of 2006, most of which were related to the Aguablanca project ($3.7 million in the six month period ended June 30, 2006).

Gold operations

Operating activities –

Gold operations provided cash of $2.6 million in the second quarter of 2006 compared to $2.5 million used in the same period of 2005. In the first half of 2006, gold operations used $1.7 million compared to $5.4 million in the same period of 2005. This improvement in performance resulted from the increase in gold and copper prices which provided higher revenues, and the decision to mine lower cost areas at the El Valle and Carlés mines.

Net cash provided in the three months period ended June 30, 2006 by gold operating activities basically comprised $3.7 million in respect of El Valle and Carlés and $1.1 million used in respect of the Tasiast gold project.

Net cash used in the six month period ended June 30, 2006 by gold operating activities mainly comprised $0.3 million in respect of El Valle and Carlés, $1.3 million in respect of the Tasiast gold project, and $0.1 million in respect of restoration in Honduras.

Investing activities –

Investing activities in respect of gold operations consumed $15.7 million in the second quarter of 2006, compared to $1.6 million in the same period of 2005. Investing activities included expenditures on mineral properties of $18.1 million related to the construction of the Tasiast gold project in Mauritania. In addition, $2.4 millions where collected from the sale of traded securities.

Investing activities in respect of gold operations used $28.2 million in the first half of 2006, compared to $4.1 million in the same period of 2005. Investing activities included expenditures on mineral properties of $30.6 million, of which $29.5 million were related to the construction of the Tasiast project, $0.1 million for the El Valle and Carlés projects and $1.0 million used in other projects. In addition, $2.4 million was realized from sale of traded securities at a profit of $1.3 million.

Corporate operations

Operating activities –

Corporate activities consumed operating cash flows of $1.6 million in the three months ended June 30, 2006 ($1.6 million in the same period of 2005), and $1.8 million in the first half of 2006 ($2.3 million in the same period of 2005). These cash flows are basically related to administration and corporate expenses.

Balance Sheet

Total assets increased to $317.3 million as at June 30, 2006, from $249.2 million at year end-2005, principally attributable to an increase in the carrying value of mineral properties, trade receivables and higher cash balances. Cash and cash equivalents increased to $72.2 million (despite investing expenditures) due to higher sales and net proceeds of bank loans. Trade receivables increased by $14.1 million as a result of sales of nickel concentrate from the Aguablanca mine. The book value of mineral properties, net of depreciation, increased to $193.1 million at June 30, 2006 from $157.1 million at December 31, 2005.

The Company’s working capital increased at the end of second quarter of 2006 to $48.2 million from $18.9 million at the end of 2005.

Long-term debt was $55.0 million at June 30, 2006, compared to $16.0 million at year end 2005. This increase is mainly related to the loan granted by Macquarie to finance the construction of the Tasiast gold project.

Shareholders' equity increased to $157.6 million at the end of second quarter of 2006 from $141.9 million at the end of 2005. The variation is mainly attributable to an increase in capital stock (resulting from the issue of common shares and stock options) totalling $1.3 million, a positive foreign currency translation adjustment of $5.3 million due to the appreciation of the Euro relative to the U.S. dollar, and net income of $8.5 million for the year.

Non-GAAP Measures

Cash cost data is included because the Company understands that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. Also, the Company believes that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of its operating mines to generate cash flow. This data is furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely be comparable to similar measures presented by other issuers.

A reconciliation of cash cost per pound of nickel sold for the Company’s nickel operations to the unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	Three Months Ended June 30,				Six Months Ended June 30,
	2006		2005		2006		2005
	$000	$/lb	$000	$/lb	$000	$/lb	$000	$/lb

Mining expenses (a)	2,116	0.69	2,409	0.63	3,986	0.57	4,019	1.04
Plant expenses (a)	5,960	1.94	3,261	0.85	11,596	1.66	5,581	1.45
Smelting, refining and transportation (a)	14,296	4.65	12,546	3.26	25,511	3.66	12,744	3.31
By-products (a)	(13,876)	(4.51)	(6,830)	(1.77)	(22,717)	(3.26)	(6,830)	(1.77)
Royalties (a)	737	0.24	470	0.12	1,281	0.18	470	0.12
Variation in inventories of final products (a)	(1,245)	(0.41)	3,776	0.98	(482)	(0.06)	(352)	(0.09)
Adjustments:
Reclamation costs	(22)	(0.01)	(26)	(0.01)	(43)	(0.01)	(48)	(0.01)
Employee stock options expensed	(59)	(0.02)	(39)	(0.01)	(75)	(0.01)	(65)	(0.02)
Cash cost	7,907	2.57	15,567	4.05	19,057	2.73	15,519	4.03

Production of nickel (lb 000)		3,558		2,563		7,099		4,124
Sales of nickel (lb 000)		3,075		3,848		6,973		3,848

(a)

Refer to notes 13 and 14 of the unaudited interim consolidated financial statements.

Cash provided by (used in) operating activities before changes in components of working capital data is included because the Company understands that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. Also, the Company believes that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of its operating mines to generate cash flow. This data is furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely be comparable to similar measures presented by other issuers.

A reconciliation of cash provided by (used in) operating activities before changes in components of working capital to the unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005

Cash provided by (used in) operating activities	14,754	1,773	16,586	(8,818)
Adjustments:
Changes in components of working capital (a)	8,358	(935)	18,578	5,977
Cash provided by (used in) operating activities before changes in components of working capital	23,112	838	35,164	(2,841)

(a)

Refer to the consolidated statements of cash flows for the three and six month periods ended June 30, 2006 and 2005.

Outstanding Shares

There were no changes in the number shares, stock options and warrants outstanding from June 30 to August 9, 2006.

Outlook

Strong cash flow generated by the Aguablanca nickel mine is expected to continue through the remainder of 2006 and beyond, as the combined benefits of higher nickel prices and increased production resulting from final plant modifications, take effect.

Construction of the Tasiast gold project will continue through 2006 and will provide the Company with significant low cost gold production commencing in 2007.

The El Valle and Carlés gold operations in northern Spain will be closed by the end of 2006, while legal proceedings are under way against the Regional Government of Asturias seeking reversal of its decision not to authorize the “change in land use” required to develop the Salave gold deposit or, alternatively, seeking compensation for major damages incurred.

Rio Narcea will continue to investigate and pursue new business opportunities during 2006 and beyond, in addition to ongoing exploration for gold, nickel and copper on its large land holdings in the Iberian Peninsula and Mauritania, West Africa.

Forward-looking Statements

This report contains "forward-looking statements" within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditures, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea’s current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct. These forward-looking statements include statements regarding: Rio Narcea's operating plans and expectations for the El Valle and Carlés mines, the Aguablanca mine and surrounding properties; the Tasiast development project and the  Salave gold projects; expectations relating to future gold and base metal production; anticipated cash and other operating costs and expenses; schedules for completion of feasibility studies, mine development programs and other key elements of Rio Narcea's business plan; potential increases or decreases in reserves and production; the timing and scope of future drilling and other exploration activities; expectations regarding receipt of permits and other legal and governmental approvals required to implement Rio Narcea's business plan.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold and nickel prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labour disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED BALANCE SHEETS

(stated in U.S. dollars) (unaudited)

June 30, December 31,
2006 2005
$ $

ASSETS
Current
Cash and cash equivalents 72,203,300 53,623,700
Restricted cash 2,286,300 2,191,100
Inventories 11,123,500 10,075,400
Stockpiled ore 1,828,500 4,167,700
Accounts receivable
Government grants (note 3) 2,453,500 3,521,200
VAT and other taxes 5,762,200 3,831,800
Trade receivables 17,071,900 2,982,000
Other current assets (note 5) 6,249,000 5,484,700
Current portion of deferred derivative loss (note 11) 1,639,400 2,339,200
Total current assets 120,617,600 88,216,800
Mineral properties, net (note 4) 193,056,500 157,147,600
Other assets (note 5) 3,644,600 3,852,700
317,318,700 249,217,100

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Short-term bank indebtedness and accrued interest (note 6) 1,812,200 4,799,700
Accounts payable and accrued liabilities (note 7) 61,152,000 51,368,100
Current portion of long-term debt (note 6) 9,496,400 13,122,900
Total current liabilities 72,460,600 69,290,700
Other long-term liabilities (note 8) 24,254,300 14,538,500
Long-term debt (note 6) 54,958,300 15,982,100
Future income tax liabilities 7,708,600 7,179,300
Total liabilities 159,381,800 106,990,600

Non-controlling interest 375,400 332,600

Shareholders' equity
Common shares (note 9) 239,695,500 237,001,700
Contributed surplus (note 9) 5,467,000 3,538,600
Employee stock options (note 10) 7,437,700 8,422,800
Non-employee stock options and warrants (note 9) 10,386,700 10,386,700
Defiance warrants (note 9) — 1,786,200
Common share purchase options related to debt (note 9) 3,154,500 3,154,500
Deficit (114,140,800) (122,669,900)
Cumulative foreign exchange translation adjustment 5,560,900 273,300
Total shareholders' equity 157,561,500 141,893,900
317,318,700 249,217,100

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:

/s/ Rupert Pennant-Rea

/s/ Chris von Christierson

Rupert Pennant-Rea

Chris I. von Christierson

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(stated in U.S. dollars) (unaudited)

Three months ended Six months ended
June 30, June 30,
2006 2005 2006 2005
$ $ $ $
(restated – (restated -
see note 2) see note 2)
REVENUES (note 13)
Sales – Gold operations 13,172,900 8,840,300 20,255,800 17,870,600
Sales – Gold operations – Nalunaq ore 3,259,300 6,184,800 16,369,800 6,184,800
Sales – Nickel operations 36,856,000 17,244,200 64,063,600 17,244,200
53,288,200 32,269,300 100,689,200 41,299,600

EXPENSES
Cost of sales – Gold operations (a) (note 14) (8,105,400) (7,245,000) (16,120,800) (16,832,200)
Cost of sales – Gold operations –
Nalunaq ore (a) (note 14) (4,098,300) (5,882,700) (16,470,900) (5,882,700)
Cost of sales – Nickel operations (note 14) (a) (8,065,100) (10,472,400) (17,490,800) (10,472,400)
Depreciation and amortization expenses (3,242,000) (1,726,800) (6,152,000) (2,862,500)
Exploration costs (1,120,900) (1,635,200) (2,458,600) (3,595,200)
Administrative and corporate expenses (2,232,000) (2,389,800) (3,689,300) (4,565,100)
Accrual for closure of El Valle
and Carlés (note 7) (696,500) — (864,500) —
Other income (expenses) (754,900) (280,200) (558,600) 121,900
Interest income 703,300 267,800 1,046,200 589,700
Gains on disposal of traded securities 1,261,300 — 1,261,300 —
Foreign currency exchange gain (loss) 340,100 (5,569,900) 1,336,400 (9,994,100)
Interest expense and amortization
of financing fees (544,200) (333,000) (943,000) (533,100)
Derivatives loss (note 11) (20,799,800) (2,329,700) (30,537,800) (7,664,700)
(47,354,400) (37,596,900) (91,642,400) (61,690,400)
Income (loss) before income tax 5,933,800 (5,327,600) 9,046,800 (20,390,800)
Income tax expense (313,600) (275,800) (529,300) (542,000)
Net income (loss) before
non-controlling interest 5,620,200 (5,603,400) 8,517,500 (20,932,800)
Non-controlling interest 2,800 224,300 11,600 224,300
Net income (loss) 5,623,000 (5,379,100) 8,529,100 (20,708,500)

Deficit, beginning of period (119,763,800) (95,874,600) (122,669,900) (80,545,200)
Deficit, end of period (114,140,800) (101,253,700) (114,140,800) (101,253,700)

Net income (loss) per share – basic 0.04 (0.03) 0.05 (0.13)
Net income (loss) per share – diluted 0.03 (0.03) 0.05 (0.13)
Weighted average common shares
outstanding – basic (note 9) 160,619,766 157,914,755 160,245,700 157,687,535
Weighted average common shares
outstanding – diluted (note 9) 163,033,056 157,914,755 162,251,065 157,687,535

The accompanying notes are an integral part of these consolidated financial statements.

(a) Exclusive of items shown separately below.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(stated in U.S. dollars) (unaudited)

Three months ended Six months ended
June 30, June 30,
2006 2005 2006 2005
$ $ $ $
(restated – (restated -
see note 2) see note 2)
OPERATING ACTIVITIES
Net income (loss) 5,623,000 (5,379,100) 8,529,100 (20,708,500)
Add (deduct) items not requiring cash
Depreciation and amortization 3,242,000 1,726,800 6,152,000 2,862,500
Amortization of deferred financing fees and
prepaid expenses 36,300 37,100 71,000 76,200
Accretion of provision for site restoration 57,100 56,600 111,800 115,600
Foreign exchange (409,100) 3,008,300 (1,343,900) 8,259,400
Non-cash derivatives loss (note 11) 15,226,400 1,424,500 22,018,200 6,242,500
Shared-based compensation (note 10) 395,900 299,500 550,100 533,000
Non-controlling interest 2,800 (253,300) 11,600 (253,300)
Future income taxes 313,600 275,800 529,300 542,000
Gains on disposal of traded securities (1,261,300) — (1,261,300) —
Restoration expenditures (114,500) (358,000) (203,700) (510,900)
Changes in components of working capital
Inventories 574,900 2,010,000 (419,600) (3,806,900)
Stockpiled ore 1,855,400 6,496,900 2,465,900 610,600
Government grants 4,800 — 215,100 —
VAT and other taxes 970,600 (2,240,800) (1,665,100) (6,047,900)
Trade receivables (639,400) 1,188,800 (14,088,800) (49,300)
Other current assets (906,500) (284,100) (508,700) 573,000
Accounts payable and accrued liabilities (10,217,900) (6,236,100) (4,577,100) 2,743,800
Cash provided by (used in)
operating activities 14,754,100 1,772,900 16,585,900 (8,818,200)

INVESTING ACTIVITIES
Expenditures on mineral properties (18,768,100) (3,980,200) (34,558,900) (11,501,800)
Grants received 4,700 7,266,900 215,100 7,266,900
Restricted cash 10,800 (109,100) 38,700 126,400
Long-term deposits and restricted investments 225,500 224,000 379,700 527,000
Disposal of traded securities 2,411,200 — 2,411,200 —
Cash provided by (used in)
investing activities (16,115,900) 3,401,600 (31,514,200) (3,581,500)

FINANCING ACTIVITIES
Proceeds from issue of common shares (note 9) 400,100 22,400 1,300,800 666,900
Proceeds from bank loans and other
long-term liabilities (note 6) 43,978,800 676,000 49,721,300 2,582,000
Financing fees on bank loans (1,118,800) (17,300) (1,118,800) (47,400)
Repayment of bank loans (note 6) (5,452,200) (2,049,200) (18,153,900) (2,275,900)
Cash provided by (used in)
financing activities 37,807,900 (1,368,100) 31,749,400 925,600
Foreign exchange gain (loss) on cash and cash
equivalents held in foreign currency 1,014,800 (2,479,600) 1,758,500 (7,093,800)
Net increase (decrease) in cash
during the period 37,460,900 1,326,800 18,579,600 (18,567,900)
Cash and cash equivalents,
beginning of period 34,742,400 61,994,100 53,623,700 81,888,800
Cash and cash equivalents, end of period 72,203,300 63,320,900 72,203,300 63,320,900
Supplemental cash flow information
Interest paid in cash 1,657,800 579,600 2,390,500 919,200
Income taxes paid in cash — — — —

The accompanying notes are an integral part of these consolidated financial statements.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in U.S. dollars)

Three and six months ended June 30, 2006 and 2005 (unaudited)

1.

NATURE OF OPERATIONS

Organization and business

Rio Narcea Gold Mines, Ltd. (the “Company”) is engaged in the exploration and development of mineral properties in Spain, Portugal and Mauritania through its subsidiaries, the most significant of which are as follows:

Year
of
incorporation /
acquisition Participation

Río Narcea Gold Mines, S.A. (“RNGM, S.A.”) 1994 100%
Naraval Gold, S.L. (“Naraval”) 1999 100%
Río Narcea Recursos, S.A. (“RNR, S.A.”) 2001 100%
Exploraciones Mineras del Cantábrico, S.L. (“EMC”) 2003 95%
Río Narcea Nickel, S.A. (“RNN, S.A.”) 2003 100%
Geomaque de Honduras, S.A. de C.V. 2004 100%
Tasiast Mauritanie Ltd. 2004 100%
Tasiast Mauritanie Ltd. S.A. (”TMLSA”) 2004 100%
Río Narcea Logística, S.L. 2006 100%

The Company was incorporated under the Canada Business Corporations Act on February 22, 1994, as a numbered company and began operations on July 8, 1994, with the acquisition of RNGM, S.A.

Investment in mineral properties

The Company started construction of and development of the El Valle gold mine in the first quarter of 1997 with commissioning of the plant in February 1998. In late 2000, the Company commenced production at the Carlés open pit gold mine. In February 2006, the Company decided to proceed with the closure of the El Valle and Carlés gold mines. In July 2002, the Company received a positive bankable feasibility for the open pit portion of its Aguablanca nickel deposit and started construction of the plant in late October 2003. Construction of the Aguablanca mine and plant was completed in the fall of 2004, with commissioning and commercial production commenced thereafter. In September 2004, the Company completed the acquisition of Defiance Mining Corporation, including the Tasiast gold project in Mauritania that had received a bankable feasibility study in April 2004. Construction of the project started in August 2005 (refer to note 4).

The return on investments made by the Company will depend on its ability to find and develop mineral reserves and on the success of its future operations including the following: quantity of metals produced, metal prices, operating costs, environmental costs, interest rates and discretionary expenditure levels including exploration, resource development and general and administrative costs. Since the Company operates internationally, exposure also arises from fluctuations in currency exchange rates, specifically the U.S. dollar/Euro, political risk and varying levels of taxation. While the Company seeks to manage these risks, many of these factors are beyond its control. The economic assessment of the mineral reserves by independent experts takes into account only the proven and probable reserves at El Valle and Carlés gold mines, Tasiast gold project and Aguablanca nickel mine.

2.

BASIS OF PRESENTATION AND CHANGE IN ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with the accounting policies outlined in the Company’s audited consolidated financial statements for the year ended December 31, 2005.

The unaudited interim consolidated financial statements and related notes have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for the preparation of interim financial statements. Accordingly, they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2005.

Certain amounts in the comparative unaudited interim consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year unaudited interim consolidated financial statements. In addition, the Company has restated the comparative unaudited interim consolidated financial statements to conform to the accounting policy for capitalization of interest described in the audited consolidated financial statements for the year ended December 31, 2005.

The impact of the reclassification and restatement for the three month period ended June 30, 2006 is as follows:

As Restatement
originally for capitalization As
reported Reclassification of interest restated
$ $ $ $

Consolidated statements of operations-
Revenues 36,217,100 (3,947,800) — 32,269,300
Expenses (42,648,000) 3,947,800 1,103,300 (37,596,900)
Income (loss) before income tax (6,430,900) — 1,103,300 (5,327,600)
Income tax expense — — (275,800) (275,800)
Net income (loss) before non-controlling
interest (6,430,900) — 827,500 (5,603,400)
Non-controlling interest 224,300 — — 224,300
Net income (loss) (6,206,600) — 827,500 (5,379,100)
Net income (loss) per share-
Basic (0.04) — 0.01 (0.03)
Diluted (0.04) — 0.01 (0.03)

Consolidated statements of cash flows-
Cash provided by operating activities 1,234,100 — 538,800 1,772,900
Cash provided by (used in)
investing activities 3,940,400 — (538,800) 3,401,600
Cash used in financing activities (1,368,100) — — (1,368,100)
Foreign exchange loss on cash and
cash equivalents held in
foreign currency (2,479,600) — — (2,479,600)
Net increase in cash
during the period 1,326,800 — — 1,326,800

The impact of the reclassification and restatement for the six month period ended June 30, 2006 is as follows:

As Restatement
originally for capitalization As
reported Reclassification of interest restated
$ $ $ $

Consolidated statements of operations-
Revenues 45,137,000 (3,837,400) — 41,299,600
Expenses (67,695,700) 3,837,400 2,167,900 (61,690,400)
Income (loss) before income tax (22,558,700) — 2,167,900 (20,390,800)
Income tax expense — — (542,000) (542,000)
Net income (loss) before non-controlling
interest (22,558,700) — 1,625,900 (20,932,800)
Non-controlling interest 224,300 — — 224,300
Net income (loss) (22,334,400) — 1,625,900 (20,708,500)
Net income (loss) per share-
Basic (0.14) — 0.01 (0.13)
Diluted (0.14) — 0.01 (0.13)

Consolidated statements of cash flows-
Cash provided by (used in)
operating activities (9,840,800) — 1,022,600 (8,818,200)
Cash used in investing activities (2,558,900) — (1,022,600) (3,581,500)
Cash provided by financing activities 925,600 — — 925,600
Foreign exchange loss on cash and
cash equivalents held in
foreign currency (7,093,800) — — (7,093,800)
Net decrease in cash
during the period (18,567,900) — — (18,567,900)

3.

GOVERNMENT GRANTS

On July 21, 2003, the Company was awarded a €6.7 million ($8.1 million) grant from the Ministry of the Economy for its Aguablanca mine. The Company was required to invest €33.5 million ($40.5 million) in the project before July 2005 and create and maintain 114 employment positions until July 2005. Subsequently, on January 14, 2004, this grant was increased to €8.3 million ($10.0 million), increasing the required investment to €46.0 million ($55.7 million). In addition, on May 29, 2006, this grant was decreased to €7.6 million ($9.2 million), decreasing the required investment to €42.3 million (51.2 million). The Company collected €5.7 million ($6.9 million) of this grant in April 2005, and the balance of €2.0 million ($2.5 million) is expected to be collected in 2006.

4.

MINERAL PROPERTIES

As at June 30, 2006, Mineral properties consisted of the following:

Translation
adjustment
due to
December 31, Additions/ currency June 30,
2005 (amortization) exchange 2006
$ $ $ $

Cost-
Mining properties and development
Mining rights 69,906,300 — 1,366,300 71,272,600
Development 51,326,900 861,600 3,135,500 55,324,000
Other (a) 4,239,300 (197,900) 258,700 4,300,100
Land, buildings and equipment 148,986,200 33,906,900 8,547,900 191,441,000
Grants, net of
Amortization (9,622,600) 1,178,200 (574,400) (9,018,800)
Cost 264,836,100 35,748,800 12,734,000 313,318,900

Accumulated depreciation
and amortization-
Mining properties and development
Mining rights (2,876,500) (492,800) (188,100) (3,557,400)
Development (39,773,700) (837,200) (2,484,300) (43,095,200)
Other (a) (222,000) (180,000) (17,300) (419,300)
Land, buildings and equipment (64,816,300) (4,272,800) (4,101,400) (73,190,500)
Accumulated depreciation
and amortization (107,688,500) (5,782,800) (6,791,100) (120,262,400)
Total 157,147,600 29,966,000 5,942,900 193,056,500

 (a) “Other” comprises patents, licenses, software and rights in capital lease assets.

The additions to Land, buildings and equipment correspond primarily to the construction of the Tasiast project.

The cost and accumulated depreciation and amortization of rights in capital leased assets amounted to $252,300 and $58,900, respectively, as at June 30, 2006 ($237,500 and $25,700 as at December 31, 2005).

On July 5, 2001, the Company acquired, from Atlantic Copper, S.A. (“AC”), 50% of the participation rights in a consortium with the Spanish State. The consortium is the holder of 100% of the mineral rights located in Huelva, Sevilla and Badajoz, Spain where the Aguablanca mine is located. Consideration for the purchase of 50% of the participation rights from AC was a) one payment of $4 million, of which $1.5 million was paid in 2001, and the remaining balance of $2.5 million was paid in 2003, b) variable payments after the first year of full production and over the life of the exploitation of the Aguablanca mine, which started to accrue in August 2006 and c) variable payments over the life of the exploitation of any other deposits found within the area of the mineral rights held by the consortium. The Company had the option, at any time, to terminate the variable payments described in b) and c) above by making a lump sum payment of $6 million to AC (refer to note 6 of the Company’s audited consolidated financial statements for the year ended December 31, 2005 for a complete discussion of the transaction).

On August 2, 2006, the Company has exercised its right to terminate the variable payments in exchange for a lump sum of $6 million, which is payable on August 18, 2006.

5.

OTHER ASSETS AND OTHER CURRENT ASSETS

Other current assets are comprised of the following:

June 30, December 31,
2006 2005
$ $

Derivative financial instruments (note 11) 4,239,800 4,230,000
Payments on account to suppliers 962,400 993,300
Prepaid expenses 819,000 98,500
Other 227,800 167,000
Valuation allowances — (4,100)
6,249,000 5,484,700

Other assets are comprised of the following:

June 30, December 31,
2006 2005
$ $

Derivative financial instruments (note 11) 513,700 4,500
Long-term deposits and restricted investments 856,800 1,164,000
Deferred financing fees 1,816,200 1,123,200
Prepaid expenses 457,900 499,100
Long-term investments in traded securities — 1,061,900
3,644,600 3,852,700

6.

LOAN AGREEMENTS

Loan agreements schedule at June 30, 2006 is as follows:

US$ Outstanding
Currency Final Maturity Short-term Long-term
$ $

Macquarie Bank Limited US$ December 31, 2011 — 42,500,000
Investec and Macquarie US$ August 21, 2008 9,000,000 5,476,100
Ministry of Industry, Commerce
and Tourism Euros December 15, 2017 — 6,264,500
Barclays Bank (c) Euros July 31, 2006 1,812,200 —
Industrial and Technological
Development Centre (a) Euros March 31, 2007 305,100 —
Barclays Bank Euros May 5, 2015 28,500 267,300
Ministry of the Economy (a) Euros January 1, 2012 47,700 238,700
BNP Paribas (b) Euros June 5, 2008 67,600 71,800
Ministry of Industry, Commerce
and Tourism (a) Euros October 31, 2011 35,800 93,300
Official Credit Institute Euros May 15, 2011 10,800 46,600
Accrued interest payable Euros 900 —
11,308,600 54,958,300

(a) These loans are used to finance research projects to be performed by the Company.

(b) Capital lease obligation with interest of 5.5% and repayment schedule as follows: 2006 - $33,800, 2007 - $67,600 and 2008 - $38,000.

(c) This loan matures upon the collection of VAT related to Río Narcea Corporativa, S.L., Río Narcea Nickel, S.A. and Exploraciones Mineras del Cantábrico, S.L.

All the financing granted by Investec and Macquarie is secured by the assets and shares of RNR, S.A., and specifically by mortgages on the Aguablanca mineral properties.

Interest expense accrued on indebtedness initially incurred for a term of more that one year amounted to $307,700 and $670,700 for the three and six month periods ended June 30, 2006 ($800,300 and $1,393,500 respectively, in corresponding periods of 2005).

Macquarie

On June 29, 2006, the Company entered into a credit agreement with Macquarie Bank Ltd. (“Macquarie”) to finance the construction of its Tasiast gold project. Under this credit agreement, the Company has a term loan of $42.5 million that was fully drawn down on June 30, 2006.

The interest rates for this facility are LIBOR US$ + 2.75% per annum until completion of the construction (as defined in the credit agreement); and LIBOR US$ + 2.25% thereafter.

The $42.5 million drawn down under this facility will be repaid in quarterly instalments, starting in September 2007. The required principal repayments are as follows: 2007 - $8.0 million, 2008 - $11.0 million, 2009 - $8.5 million, 2010 - $2.0 million, and 2011 - $13.0 million.

Under the terms of the credit agreement, the Company has been required to enter into gold derivative financial instruments to reduce the risk of the project against variations in gold prices. Specifically, the Company has entered into a zero-cost collar for 280,000 ounces of gold, with prices between $600 and $795 per ounce and maturities as follows: 2007 – 38,000 ounces, 2008 – 64,000 ounces, 2009 – 62,000 ounces, 2010 – 44,000 ounces, 2011 - 66,000 ounces, and 2012 – 6,000 ounces (refer to note 11). This collar is not subject to margin calls.

Under this credit agreement, the Company is required to fulfill certain obligations, similar to the ones required by the other project loans obtained by the Company is previous years. It is the Company's understanding that all the applicable obligations have been fulfilled.

All the financing granted by Macquarie will be secured by the assets and shares of TMLSA, a wholly owned subsidiary of the Company that holds the Tasiast assets in Mauritania, and by mortgages on the Tasiast mineral properties.

7.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

June 30, December 31,
2006 2005
$ $

Suppliers 25,462,600 27,401,500
Personnel 1,181,200 2,171,600
Income taxes 30,200 30,200
Other taxes 1,018,700 1,401,300
Derivative financial instruments (note 11) 27,230,400 14,858,200
Accrual for closure of El Valle and Carlés 4,695,500 3,845,800
Monesterio Council 1,369,800 1,289,800
Other 163,600 369,700
61,152,000 51,368,100

In February 2006, the Board of Directors of the Company decided to proceed with the closure of the El Valle and Carlés gold operations due to the uneconomic performance obtained because of, among other reasons, the low grades mined and the increased costs as a result of the bad ground conditions. The closure will be conducted in an orderly manner and will occur during 2006. Restoration activities will last for a longer period and the plant will be put in care and maintenance during an undetermined period of time.

On June 22, 2006, the Company reached a collective redundancy agreement with the local unions and mine workers regarding the closure of the El Valle and Carlés gold operations. Subsequently, on July 5, 2006, that agreement received the approval from the Spanish labour authorities, which is required when redundancy affects more than 10% of the workforce. As a result of this agreement, the closure costs, which amounted to $4,029,500 and $3,845,800 as at March 31, 2006 and December 31, 2005, respectively (€3,331,300 and €3,260,000, respectively), are now estimated at $4,695,500 (€3,747,700) as at June 30, 2006. During the six month period ended June 30, 2006, the Company has accrued an additional $864,500 (€703,300), which has been recorded as Accrual for closure of El Valle and Carlés in the consolidated statements of operations and deficit. Also, payments of $265,000 (€215,600) have been made during the period to employees that were made redundant.

8.

OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

June 30, December 31,
2006 2005
$ $

Provision for site restoration 4,115,000 3,993,200
Ministry of the Economy 2,203,000 2,074,300
Derivative financial instruments (note 11) 17,936,300 8,471,000
24,254,300 14,538,500

The provision for site restoration includes $2,296,500 and $2,096,200 as at June 30, 2006 and December 31, 2005, respectively, in relation to the El Valle and Carlés gold operations.

9.

SHARE CAPITAL

Common shares

The authorized capital stock of the Company is comprised of an unlimited number of common shares with no par value. Common shares of the Company are listed on the Toronto Stock Exchange (“TSX”) under the symbol RNG and on the American Stock Exchange (“AMEX”) (secondary listing) under the symbol RNO.

Details of issued and outstanding shares are as follows:

Shares Amount
# $

Balance, December 31, 2005 159,742,175 237,001,700
Issuances of cash
Exercise of employee stock options (note 10) 1,070,333 1,300,800
Non-cash issuances
Exercise of employee stock options (note 10) — 1,393,000
Other (a) 5 —
Balance, June 30, 2006 160,812,513 239,695,500

(a)

The adjustment of 5 common shares is related to the shares allocated to the acquisition of Defiance in September 2004.

Contributed surplus

Details of contributed surplus are as follows:

Amount
$

Balance, December 31, 2005 3,538,600
Employee stock options expired (note 10) 142,200
Defiance warrants expired 1,786,200
Balance, June 30, 2006 5,467,000

Non-Employee stock options and warrants

There have been no variations in the non-employee stock options and warrants during the six month period ended June 30, 2006. Non-employee stock options and warrants outstanding as at June 30, 2006 are summarized as follows:

Number of Number of Weighted
options and options and average Accounted
warrants warrants Exercise remaining Fair
outstanding vested price life Value
(CDN$) (Years) (US$)

22,075,000 22,075,000 5.00 2.2 10,386,700
22,075,000 22,075,000 5.00 2.2 10,386,700

Funds that would be received by the Company if all the non-employee stock options and warrants outstanding as at June 30, 2006 were exercised, would amount to CDN$110.4 million (approximately $99.3 million).

Shares issuable upon exercise of Defiance warrants

The following is a continuity schedule of Defiance warrants (the number of warrants is divided by 5.25 and exercise price is multiplied by 5.25):

Average
Options and exercise
warrants Amount price
# $ CDN$

Balance, December 31, 2005 4,119,082 1,786,200 3.86
Warrants expired (4,119,082) (1,786,200) 3.86
Balance, June 30, 2006 — — —

Common share purchase options related to debt

There have been no variations in the common share purchase options related to debt during the six month period ended June 30, 2006. Common share purchase options related to debt outstanding as at June 30, 2006 are summarized as follows:

Number of Number of Weighted Accounted
options options Exercise average fair
outstanding vested price remaining life value
CDN$ (a) Years US$

1,750,000 1,750,000 1.11 0.3 501,400
3,493,251 3,493,251 1.59 2.1 2,653,100
5,243,251 5,243,251 1.43 1.5 3,154,500

 (a)  Exercise price is originally denominated in US$ and converted to CDN$ by applying the exchange rate prevailing on June 30, 2006.

Funds that would be received by the Company if all the Common share purchase options related to debt outstanding as at June 30, 2006 were exercised, would amount to CDN$7.5 million (approximately $6.7 million).

Maximum number of shares

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and warrants issued and outstanding as at June 30, 2006 were exercised or converted:

Number of shares
Common shares outstanding at June 30, 2006 160,812,513
Options to purchase common shares
Non-employee stock options and warrants 22,075,000
Common shares purchase options related to debt 5,243,251
Employee stock options 6,491,658
194,622,422

Net income (loss) per share

The computation of basic and diluted net income (loss) per share is as follows:

Three months ended Six months ended
June 30, June 30,
2006 2005 2006 2005
$ $ $ $

Basic income (loss) per share computation
Numerator:
Net income (loss) applicable to
common shares 5,623,000 (5,379,100) 8,529,100 (20,708,500)
Denominator:
Weighted average common
shares outstanding 160,619,766 157,914,755 160,245,700 157,687,535
Basic income (loss) per common share 0.04 (0.03) 0.05 (0.13)

Diluted income (loss) per share computation

Numerator:
Net income (loss) applicable to
common shares, assuming dilution 5,623,000 (5,379,100) 8,529,100 (20,708,500)
Denominator:
Weighted average common
shares outstanding 160,619,766 157,914,755 160,245,700 157,687,535
Dilutive effect of:
Non-employee stock options and warrants — — — —
Defiance warrants — — — —
Common share purchase options
related to debt 1,865,662 — 1,522,989 —
Employee stock options 547,628 — 482,376 —
Total 163,033,056 157,914,755 162,251,065 157,687,535
Diluted income (loss) per common share 0.03 (0.03) 0.05 (0.13)

10.

EMPLOYEE STOCK OPTIONS

The following is a continuity schedule of options outstanding under the Company’s 1994, 1996 and 2005 employee stock option plans (each, an “ESOP”):

Weighted
Number of average exercise
options Amount price
# $ CDN$

Balance, December 31, 2005 6,173,656 8,422,800 2.29
Options granted 1,500,000 — 2.07
Expenses accrued — 550,100 —
Options exercised (1,070,333) (1,393,000) 1.40
Options expired (111,665) (142,200) 2.76
Balance, June 30, 2006 6,491,658 7,437,700 2.37

Funds that would be collected by the Company if all the employee stock options outstanding as at June 30, 2006 were exercised, would amount to CDN$15.4 million (approximately $13.8 million).

Of the total number of options reflected in the foregoing table, 860,000 relate to the 1994 ESOP, 3,558,334 relate to the 1996 ESOP, 1,670,000 relate to the 2005 ESOP and 403,324 relate to the replacement options issued in relation to the acquisition of Defiance.

The Company granted 100,000 and 700,000 options during the three month periods ended June 30, 2006 and 2005, respectively. The following assumptions have been used for the options granted: 5.0 years expected term; 63% and 70% volatility, respectively; 5.5% and 3.9% risk-free interest rate, respectively; and an expected dividend yield of 0%. The fair value of the options granted, which will be expensed during the vesting period of the options, amounts to $97,500 and $620,300, respectively.

The Company granted 1,500,000 and 700,000 options during the six month periods ended June 30, 2006 and 2005, respectively. The following assumptions have been used for the options granted: 5.0 years expected term; 65% and 70% volatility, respectively; 5.2% and 3.9% risk-free interest rate, respectively; and an expected dividend yield of 0%. The fair value of the options granted, which will be expensed during the vesting period of the options, amounts to $1,591,900 and $620,300, respectively.

11.

DERIVATIVE FINANCIAL INSTRUMENTS

The detail of the derivative financial instruments outstanding as at June 30, 2006 is as follows:

Transaction Underlying Asset Term Amount Exercise price

Purchase of put options Gold 2006 3,480 oz. $280/oz.
Purchase of put options Gold 2006 44,710 oz. €300/oz.
Sale of call options Gold 2006 2,388 oz. $365/oz.
Purchase of call options Gold 2006 2,388 oz. $365/oz.
Sale of call options Gold 2006 30,677 oz. €405/oz.
Purchase of call options Gold 2006 30,677 oz. €405/oz.
Sale of forwards Gold 2006 7,751 oz. $301/oz.
Purchase of put options Gold 2007 – 2012 280,000 oz. $600/oz.
Sale of call options Gold 2007 – 2012 280,000 oz. $795/oz.
Sale of forwards Copper 2006 – 2008 4,851 Tn. €1,831/Tn.
Sale of forwards Copper 2006 – 2008 4,851 Tn. €1,875/Tn.
Sale of forwards US$ 2006 – 2008 10,845,200 US$ $1.22/Euro

Under the terms of the credit agreement signed with Macquarie in June 2006, on June 30, 2006, the Company has entered into a zero-cost collar for 280,000 ounces of gold (refer to note 6).

As at June 30, 2006, the detail of the different assets and liabilities recorded in the consolidated balance sheet in respect of derivative transactions is as follows:

Deferred
derivative Change in
loss fair value
charged during
December 31, to the June 30,
2005 expenses period 2006
$ $ $ $

Other current assets
(note 5) 4,230,000 — 9,800 4,239,800
Other assets (note 5) 4,500 — 509,200 513,700
Accounts payable and
accrued liabilities (note 7) (14,858,200) — (12,372,200) (27,230,400)
Other long-term
liabilities (note 8) (8,471,000) — (9,465,300) (17,936,300)
(19,094,700) — (21,318,500) (40,413,200)

Current portion of
deferred expenses 2,339,200 (699,800) — 1,639,400
2,339,200 (699,800) — 1,639,400
(16,755,500) (699,800) (21,318,500) (38,773,800)

The change in the fair value of the derivatives during the three and six month periods ended June 30, 2006, which amounted to losses of $14,876,600 and $21,318,500, respectively, is recorded as derivatives loss in the consolidated statements of operations and deficit. In addition, the Company recorded losses of $5,923,200 and $9,219,300 upon maturity of derivative financial instruments during the three and six month periods ended June 30, 2006, respectively.

Fair value represents the amount at which financial instruments could be exchanged in an arm's length transaction between willing parties under no compulsion to act and is best evidenced by a quoted market price. The calculation of fair values is based on market conditions at a specific point in time and may not be reflective of future fair values.

12.

SEGMENT INFORMATION

The Company is engaged in the exploration and development of mineral properties. Until December 31, 2002, all operations were considered in a single operating segment. With the commencement of the development of the Aguablanca nickel project, the Company identified two main operating segments for purposes of internal reporting: gold operations and nickel operations. An additional corporate segment is also considered for purposes of reporting.

Statements of operations

Three month periods ended June 30,

($000) Gold Nickel Corporate Consolidated
2006 2005 2006 2005 2006 2005 2006 2005

Sales 16,432 15,025 36,856 17,244 — — 53,288 32,269
Cost of sales (a) (12,204) (13,128) (8,065) (10,472) — — (20,269) (23,600)
Other income (expenses) (3,709) (2,500) (23,224) (7,018) (152) (4,479) (27,085) (13,997)
Income (loss) before income tax 519 (603) 5,567 (246) (152) (4,479) 5,934 (5,328)
Income tax (expense) (314) (275) — — — — (314) (275)
Net income (loss) before
non-controlling interest 205 (878) 5,567 (246) (152) (4,479) 5,620 (5,603)
Non-controlling interest 3 224 — — — — 3 224
Net income (loss) 208 (654) 5,567 (246) (152) (4,479) 5,623 (5,379)

(a) Except items shown separately below.

Six month periods ended June 30,

($000) Gold Nickel Corporate Consolidated
2006 2005 2006 2005 2006 2005 2006 2005

Sales 36,625 24,056 64,064 17,244 — — 100,689 41,300
Cost of sales (a) (32,592) (22,715) (17,491) (10,472) — — (50,083) (33,187)
Other income (expenses) (6,477) (4,893) (34,936) (15,700) (146) (7,911) (41,559) (28,504)
Income (loss) before income tax (2,444) (3,552) 11,637 (8,928) (146) (7,911) 9,047 (20,391)
Income tax (expense) (529) (542) — — — — (529) (542)
Net income (loss) before
non-controlling interest (2,973) (4,094) 11,637 (8,928) (146) (7,911) 8,518 (20,933)
Non-controlling interest 12 224 — — — — 12 224
Net income (loss) (2,961) (3,870) 11,637 (8,928) (146) (7,911) 8,530 (20,709)

(a) Except items shown separately below.

Balance sheet

($000) Gold Nickel Corporate Consolidated
June 30, Dec. 31, June 30, Dec. 31, June 30, Dec. 31, June 30, Dec. 31,
2006 2005 2006 2005 2006 2005 2006 2005

Current assets 70,468 35,268 47,337 24,444 2,813 28,505 120,618 88,217
Mineral properties, net 109,063 77,863 82,465 77,985 1,528 1,299 193,056 157,147
Other assets 1,403 1,320 2,225 2,517 17 16 3,645 3,853
Total assets 180,934 114,451 132,027 104,946 4,358 29,820 317,319 249,217

Current liabilities 24,879 32,205 46,121 35,555 1,461 1,531 72,461 69,291
Total liabilities 79,371 43,622 78,282 61,573 1,729 1,796 159,382 106,991
Non-controlling interest 375 332 — — — — 375 332
Shareholders’ equity and
intercompany debt 101,188 70,497 53,745 43,373 2,629 28,024 157,562 141,894
Total liabilities and
shareholders’ equity 180,934 114,451 132,027 104,946 4,358 29,820 317,319 249,217

Statements of Cash Flows

Three month periods ended June 30,
($000) Gold Nickel Corporate Consolidated
2006 2005 2006 2005 2006 2005 2006 2005

Cash provided by (used in)
operating activities 2,610 (2,525) 13,698 5,915 (1,554) (1,617) 14,754 1,773
Cash provided by (used in)
investing activities (15,726) (1,624) (341) 5,173 (49) (147) (16,116) 3,402
Cash provided by (used in)
financing activities and
intercompany transactions 55,517 579 (4,383) (3,425) (13,326) 1,478 37,808 (1,368)
Foreign exchange gain (loss) on
cash and cash equivalents held
in foreign currency 327 4,268 (26) 2,462 714 (9,210) 1,015 (2,480)
Net increase (decrease) in cash
and cash equivalents during
the period 42,728 698 8,948 10,125 (14,215) (9,496) 37,461 1,327
Cash and cash equivalents,
beginning of period 9,522 9,193 9,345 4,392 15,875 48,409 34,742 61,994
Cash and cash equivalents,
end of period 52,250 9,891 18,293 14,517 1,660 38,913 72,203 63,321

Six month periods ended June 30,
($000) Gold Nickel Corporate Consolidated
2006 2005 2006 2005 2006 2005 2006 2005

Cash provided by (used in)
operating activities (1,659) (5,380) 20,047 (1,188) (1,802) (2,250) 16,586 (8,818)
Cash provided by (used in)
investing activities (28,199) (4,082) (3,066) 1,411 (249) (911) (31,514) (3,582)
Cash provided by (used in)
financing activities and
intercompany transactions 67,867 193 (10,502) (267) (25,616) 1,000 31,749 926
Foreign exchange gain (loss) on
cash and cash equivalents held
in foreign currency 643 3,817 (167) 809 1,283 (11,720) 1,759 (7,094)
Net increase (decrease) in cash
and cash equivalents during
the period 38,652 (5,452) 6,312 765 (26,384) (13,881) 18,580 (18,568)
Cash and cash equivalents,
beginning of period 13,599 15,343 11,982 13,752 28,043 52,794 53,624 81,889
Cash and cash equivalents,
end of period 52,251 9,891 18,294 14,517 1,659 38,913 72,204 63,321

13.

SALES

The detail of sales for the three month period ended June 30, 2006 is as follows:

Sales –
Sales – Gold operations – Sales –
Gold operations Nalunaq ore Nickel operations Total
$ $ $ $

Primary products (a) 9,596,400 3,259,300 36,778,300 49,634,000
By-products (b) 4,752,100 — 13,876,200 18,628,300
Smelting, refining and
transportation paid to
third parties (1,175,600) — (13,798,500) (14,974,100)
13,172,900 3,259,300 36,856,000 53,288,200

(a) Gold for gold operations and nickel for nickel operations.

(b) Copper and silver for gold operations and copper, platinum, palladium and cobalt for nickel operations.

The detail of sales for the six month period ended June 30, 2006 is as follows:

Sales –
Sales – Gold operations – Sales –
Gold operations Nalunaq ore Nickel operations Total
$ $ $ $

Primary products (a) 15,261,500 16,369,800 65,747,500 97,378,800
By-products (b) 6,852,400 — 22,717,000 29,569,400
Smelting, refining and
transportation paid to
third parties (1,858,100) — (24,400,900) (26,259,000)
20,255,800 16,369,800 64,063,600 100,689,200

(a) Gold for gold operations and nickel for nickel operations.

(b) Copper and silver for gold operations and copper, platinum, palladium and cobalt for nickel operations.

The detail of sales for the three month period ended June 30, 2005 is as follows:

Sales –
Sales – Gold operations – Sales –
Gold operations Nalunaq ore Nickel operations Total
$ $ $ $

Primary products (a) 7,628,800 6,184,800 22,403,500 36,217,100
By-products (b) 2,582,600 — 6,830,400 9,413,000
Smelting, refining and
transportation paid to
third parties (1,371,100) — (11,989,700) (13,360,800)
8,840,300 6,184,800 17,244,200 32,269,300

(a) Gold for gold operations and nickel for nickel operations.

(b) Copper and silver for gold operations and copper, platinum, palladium and cobalt for nickel operations.

The detail of sales for the six month period ended June 30, 2005 is as follows:

Sales –
Sales – Gold operations – Sales –
Gold operations Nalunaq ore Nickel operations Total
$ $ $ $

Primary products (a) 16,548,700 6,184,800 22,403,500 45,137,000
By-products (b) 4,836,900 — 6,830,400 11,667,300
Smelting, refining and
transportation paid to
third parties (3,515,000) — (11,989,700) (15,504,700)
17,870,600 6,184,800 17,244,200 41,299,600

(a) Gold for gold operations and nickel for nickel operations.

(b) Copper and silver for gold operations and copper, platinum, palladium and cobalt for nickel operations.

14.

COST OF SALES

The detail of cost of sales for the three month period ended June 30, 2006 is as follows:

Cost of sales -
Cost of sales - Gold operations - Cost of sales -
Gold operations Nalunaq ore Nickel operations Total
$ $ $ $

Mining expenses 7,011,600 — 2,115,700 9,127,300
Purchase of gold ore — 757,800 — 757,800
Plant expenses 2,943,000 — 5,959,800 8,902,800
Smelting, refining and
transportation 96,300 — 497,800 594,100
Royalties — — 736,800 736,800
Variation in inventories of
final products (1,945,500) 3,340,500 (1,245,000) 150,000
8,105,400 4,098,300 8,065,100 20,268,800

The detail of cost of sales for the six month period ended June 30, 2006 is as follows:

Cost of sales -
Cost of sales - Gold operations - Cost of sales -
Gold operations Nalunaq ore Nickel operations Total
$ $ $ $

Mining expenses 12,640,600 — 3,985,800 16,626,400
Purchase of gold ore — 14,302,500 — 14,302,500
Plant expenses 5,020,700 818,000 11,596,000 17,434,700
Smelting, refining and
transportation 127,800 — 1,109,600 1,237,400
Royalties — — 1,281,200 1,281,200
Variation in inventories of
final products (1,668,300) 1,350,400 (481,800) (799,700)
16,120,800 16,470,900 17,490,800 50,082,500

The detail of cost of sales for the three month period ended June 30, 2005 is as follows:

Cost of sales -
Cost of sales - Gold operations - Cost of sales -
Gold operations Nalunaq ore Nickel operations Total
$ $ $ $

Mining expenses 3,630,200 — 2,408,800 6,039,000
Purchase of gold ore — 8,292,500 — 8,292,500
Plant expenses 2,334,300 1,244,800 3,261,100 6,840,200
Smelting, refining and
transportation 38,900 — 555,900 594,800
Royalties — — 470,200 470,200
Variation in inventories of
final products 1,241,600 (3,654,600) 3,776,400 1,363,400
7,245,000 5,882,700 10,472,400 23,600,100

The detail of cost of sales for the six month period ended June 30, 2005 is as follows:

Cost of sales -
Cost of sales - Gold operations - Cost of sales -
Gold operations Nalunaq ore Nickel operations Total
$ $ $ $

Mining expenses 10,389,000 — 4,018,600 14,407,600
Purchase of gold ore — 8,292,500 — 8,292,500
Plant expenses 5,927,600 1,244,800 5,581,200 12,753,600
Smelting, refining and
transportation 99,800 — 754,300 854,100
Royalties — — 470,200 470,200
Variation in inventories of
final products 415,800 (3,654,600) (351,900) (3,590,700)
16,832,200 5,882,700 10,472,400 33,187,300